METALLA ANNOUNCES UPDATED AT-THE-MARKET EQUITY PROGRAM

FOR IMMEDIATE RELEASE	TSXV: MTA
May 27, 2022	NYSE AMERICAN: MTA

Unless otherwise specified, all references to dollars set forth herein shall mean United States dollars.

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) is pleased to announce that it has entered into a new equity distribution agreement (the "Distribution Agreement") with a syndicate of agents (collectively, the "Agents") including BMO Nesbitt Burns Inc. (the "Lead Canadian Agent"), PI Financial Corp., and Scotia Capital Inc., as the Canadian agents, and BMO Capital Markets Corp. (the "Lead U.S. Agent") and Scotia Capital (USA) Inc., as the United States agents, for a new at-the-market equity program (the "2022 ATM Program").

The Distribution Agreement will allow the Company to distribute up to $50 million (or the equivalent in Canadian dollars) of common shares of the Company (the "Offered Shares") under the 2022 ATM Program. The Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company's discretion. The Offered Shares sold under the 2022 ATM Program, if any, will be sold at the prevailing market price at the time of sale.

The net proceeds of any such sales under the 2022 ATM Program will be used to finance the future purchase of streams and royalties by the Company and for general working capital purposes.

Under the Distribution Agreement, sales of Offered Shares will be made by the Agents through "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions on the TSX Venture Exchange, NYSE American LLC or any other trading market for the Offered Shares in Canada or the United States. The Company is not obligated to make any sales of Offered Shares under the Distribution Agreement. Unless earlier terminated by the Company or the Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the 2022 ATM Program reaches the aggregate amount of $50 million (or the equivalent in Canadian dollars); or (b)June 12, 2024.

The 2022 ATM Program is being made pursuant to a prospectus supplement to the Company's short form base shelf prospectus dated May 12, 2022 and U.S. registration statement on Form F-10 filed May 10, 2022, as amended on May 12, 2022.  The prospectus supplement relating to the 2022 ATM Program has been filed with the securities commissions in each of the provinces of Canada and with the United States Securities and Exchange Commission. Copies of the prospectus supplement, the Distribution Agreement and other relevant documents are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Alternatively, the Lead Canadian Agent will send copies of such documents to Canadian investors upon request by contacting the Lead Canadian Agent at BMO Nesbitt Burns Inc. by mail at Mississauga Distribution Centre C/O The Data Group of Companies, 300A Kennedy Road South Brampton, Ontario L6W 4V2, by telephone at 905-696-8884 x4338 or by email at kennedywarehouse@datagroup.ca and the Lead U.S. Agent will send copies of such documents to United States investors upon request by contacting the Lead U.S. Agent at BMO Capital Markets Corp. by mail at 151 W 42nd Street, 32nd Floor, New York, NY 10036, attn: Equity Syndicate, by email at bmoprospectus@bmo.com or by telephone at 800-414-3627.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of, the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath" President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements"), within the meaning of applicable Canadian and United States securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future issuance of Offered Shares sold under the 2022 ATM Program; the aggregate gross proceeds of the 2022 ATM Program; and the use of proceeds from any sales of Offered Shares under the 2022 ATM Program. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: Metalla may not sell any of the Offered Shares or may raise less than the maximum offering amount under the 2022 ATM Program; management has broad discretion in the use of proceeds from the 2022 ATM Program; compliance with regulatory requirements; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking statements except as required by applicable law. Such forward-looking statements represent management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements.